Exhibit 99.1
Ninetowns Reports Second Half and Full Year 2008 Financial Results
On Thursday May 14, 2009, 6:00 pm EDT
BEIJING, May 14 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News; “Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports its financial results for the six-month period and full year ended December 31, 2008.
Second Half 2008 Financial Highlights
•	Total net revenues were RMB56.0 million (US$8.2 million), representing a 3% decrease, as compared to RMB57.8 million (US$7.9 million) for the second half of 2007.

•	Net loss was RMB140.9 million (US$20.6 million), representing a 33% decrease as compared to a net loss of RMB211.4 million (US$29.0 million) for the second half of 2007.

•	Both basic and diluted net loss per ADS (each ADS represents one ordinary share) was RMB4.02 (US$0.59), compared to basic and diluted net loss per ADS of RMB6.05 (US$0.83) for the second half of 2007.
Full Year 2008 Financial Highlights
•	Total net revenues were RMB107.0 million (US$15.7 million), representing a 3% increase, as compared to RMB103.5 million (US$14.2 million) for the fiscal year of 2007.

•	Net loss was RMB169.6 million (US$24.9 million), representing a 26% decrease as compared to net loss of RMB230.5 million (US$31.6 million) for the fiscal year of 2007.

•	Both basic and diluted net loss per ADS was RMB4.85 (US$0.71), compared to basic and diluted net loss per ADS of RMB6.59 (US$0.90) for the fiscal year of 2007.
Second Half and Full Year 2008 Business Highlights
Enterprise software: Ninetowns continued to derive a significant portion of its total net revenues from the sales and servicing of iDeclare packages, Ninetowns’ import/export enterprise software solution. During the second half of 2008, the Company sold 1,100 iDeclare software packages and 16,400 iDeclare service contracts. For the full year 2008, the Company sold 2,900 iDeclare software packages and 40,500 iDeclare service contracts. As a result, the installed customer base reached 140,900 and the percentage of iDeclare customers who purchased software service renewals was approximately 29% as of December 31, 2008. During 2008, Ninetowns expanded its “Pay Per Transaction” option to various customers in China to retain existing customers as well as continue to attract new customers. The “Pay Per Transaction” is another pricing option for customers who do not want to pay the upfront iDeclare package fees or the annual maintenance services fees.
During the second half of 2008, Ninetowns continued to deploy iQM, the professional version of iProcess, in Guangdong province, but at a more gradual pace than the first half of 2008. As of December 31, 2008, there were approximately 1,100 paying customers for iQM, with fees ranging from approximately RMB2,800 (US$400) to RMB10,430 (US$1,500) per package. Ninetowns believes that the majority of the target users in Guangdong are manufacturers in the food and toys industries, which are among those most severely impacted by the recent product quality-related events in China as well as the global economic conditions. As a result, Ninetowns does not expect such an increase of the sales of iQM in year 2009.

In addition, during the second half of 2008, Ninetowns sold 1,700 annual maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. For the full year 2008, Ninetowns sold 2,800 such maintenance service contracts. These contracts average approximately RMB1,700 (US$249) per contract per year. The maintenance services include installment, remote technical support, automatic upgrades and user training. Ninetowns expects to continue to promote its paid maintenance services to the free software users.
Tootoo.com (business-to-business, or B2B): In March 2009, Ninetowns undertook a thorough review of its overall B2B strategy and decided to discontinue its tootoo.com business. This decision was made in light of the recent major changes in the global economic environment and is expected to enable Ninetowns to better manage its investments for long-term growth. The discontinuation of the B2B business is not expected to have a material financial impact on Ninetowns’ other business solutions.
Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented, “Despite the challenging global economic conditions, we have continued executing our strategic priorities. First, we continue to retain our core business-to-government (“B2G”) client base and are extending our B2G services to new users through our versatile pricing structures as well as enhanced product features and services. As a result of our efforts, we were able to stabilize our service retention rate at close to 30%, increase the penetration of our paid services to free software users, as well as stabilize our overall revenue stream in 2008.
Second, in addition to our core business achievements, we continued to explore long-term growth opportunities to expand the application of our management experience and expertise in quality control management. As we formally start our business-to-customer (“B2C”) initiatives in the food industry in the second half of year 2009, we aim to focus our effort on enabling consumers to track quality and to improve the visibility of our operations in every stage of the food supply chain.”
Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “For the fiscal year 2008, we were able to maintain stable revenue and user base under our strategic and tactical initiatives. While our reported bottom-line results were negatively impacted by the large impairment charge related to discontinuation of our B2B business, our underlying core operations remained relatively solid in the face of significant macroeconomic headwinds, reflecting our continued execution of our key objectives, focused strategy of client retention, affordable and robust solutions, large installed user base, and rigorous cost reductions. In addition, we continue to maintain a strong debt-free balance sheet with close to RMB604.6 million (US$88.6 million) in cash and cash equivalents and term deposits. Looking ahead, we intend to continue to focus on maximizing revenue and client retention, streamlining our operational efficiency, progressively investing in our new B2C initiatives in order to drive our long-term sustainable growth. We remain on a solid financial footing with sufficient capital resources to execute our growth plans.”
Second Half 2008 Financial Results
Total Net Revenues. Total net revenues slightly decreased by 3% to RMB56.0 million (US$8.2 million) for the second half of 2008, from RMB57.8 million (US$7.9 million) in the second half of 2007.
Net revenues from sales of enterprise software for this reporting period were RMB45.4 million (US$6.7 million), representing 81% of total net revenues, as compared to 70% for the same reporting period for last year. Net revenues from software development services was RMB9.2 million (US$1.3 million) for this reporting period, representing 16% of total net revenues, as compared to 30% for the same reporting period for last year.
For the second half of 2008, the Company recognized net revenues of RMB1.3 million (US$0.2 million) for the now-discontinued B2B business.
Gross Profit and Gross Margin. Gross profit was RMB38.2 million (US$5.6 million) for the second half of 2008, compared to RMB42.5 million (US$5.8 million) for the same period for 2007.

Gross margin for this reporting period was 68%, representing a decrease from 74% in the second half of 2007. The gross margin decrease is primarily due to the gross loss incurred by the now-discontinued B2B business.
Operating Expenses. For the second half of 2008, total operating expenses, including the long-lived assets and goodwill impairment charges as described below, were RMB201.4 million (US$29.5 million), representing a decrease of 34% from RMB304.6 million (US$41.8 million) in the second half of 2007.
Research and development (“R&D”) expenses were RMB11.7 million (US$1.7 million) for the second half of 2008, representing a decrease of 32% from RMB17.1 million (US$2.3 million) for the same period for last year. The decrease was due to the reduction of R&D employees as well as rental and utility expenses.
Sales and marketing (“S&M”) expenses were RMB9.6 million (US$1.4 million) for the second half of 2008, representing a decrease of 59% from RMB 23.6 million (US$3.2 million) for the same period for last year. The decrease was primarily due to gradual reduction of advertising and marketing activities associated with the now-discontinued B2B business and the reduction in S&M employees of the B2B business in the second half of 2008.
General and administrative (“G&A”) expenses were RMB51.3 million (US$7.5 million) for the second half of 2008, representing a slight increase of 4% from RMB49.1 million (US$6.7 million) for the same period for last year.
Long-lived Assets and Goodwill Impairment Charges. Given the continuing deterioration of the global economic environment and international trade conditions, the Company thoroughly reviewed its overall B2B strategy and announced the discontinuation of B2B services in March 2009. In connection with the discontinuation of the B2B services, the Company recognized long-lived assets impairment charges in the aggregate of RMB48.1 million (US$7.0 million) and a goodwill impairment charge of RMB78.1 million (US$11.4 million) for the second half of 2008.
Operating Loss. As a result, the operating loss for the second half of 2008 was RMB163.3 million (US$23.9 million), compared to an operating loss of RMB262.1 million (US$35.9 million) for the second half of 2007.
Net Loss. Net loss for the second half of 2008 was RMB140.9 million (US$20.6 million), as compared to net loss of RMB211.4 million (US$29.0 million) for the second half of 2007. Both basic and diluted net loss per ADS/share for the second half of 2008 were RMB4.02 (US$0.59), compared to basic and diluted net loss per ADS/share of RMB6.05 (US$0.83) for the same period for last year.
Full Year 2008 Financial Results
Total Net Revenues. Total net revenues for the full year 2008 were RMB107.0 million (US$15.7 million), representing an increase of 3% compared to RMB103.5 million (US$14.2 million) for the full year 2007. Net revenue from enterprise software sales for the full year 2008 was RMB85.0 million (US$12.4 million), representing 79% of total net revenues, as compared to 75% for the full year 2007. Net revenue from software development services for the full year 2008 was RMB19.5 million (US$2.9 million), representing 18% of total net revenues, as compared to 25% for the full year 2007.
For the full year 2008, the Company recognized net revenues of RMB2.5 million (US$0.4 million) for the now-discontinued B2B business.
Gross Margin. Gross margin for the full year 2008 was 70%, compared to 78% for the full year 2007. The year-on-year gross margin decrease was primarily due to the gross loss incurred by the now-discontinued B2B business.

Operating Expenses. For the fiscal year 2008, total operating expenses, including the long-lived assets and goodwill impairment charges as described above, decreased by 24% to RMB282.7 million (US$41.4 million) from RMB374.4 million (US$51.3 million) in 2007.
For the fiscal year 2008, research and development expenses decreased by 13% to RMB27.7 million (US$4.1 million) from RMB32.0 million (US$4.4 million) in 2007. This decrease was mainly attributable to the reduction in R&D employees and rental and utility expenses, which resulted from the Company’s relocation to the newly acquired building.
Sales and marketing expenses decreased by 26% to RMB30.3 million (US$4.4 million) from RMB41.1 million (US$5.6 million) in 2007. The reduction in sales and marketing expenses was mainly due to the reduced advertising and marketing activities associated with the B2B business and a reduction in S&M employees of the B2B business.
General and administrative expenses increased slightly by 11% to RMB95.6 million (US$14.0 million) in 2008 from RMB86.3 million (US$11.8 million) in 2007. The year-on-year rise in general and administrative expenses was primarily due to compensation cost incurred in employee laid-off, increased share-based compensation charges and increased depreciation and amortization expense.
Operating Loss. As a result, operating loss for the full year 2008 was RMB207.9 million (US$30.5 million), compared to an operating loss of RMB293.8 million (US$40.3 million) for the full year 2007.
Net Loss. Net loss for the full year 2008 was RMB169.6 million (US$24.9 million), compared to net loss of RMB230.5 million (US$31.6 million) for the full year 2007. Both basic and diluted net loss per ADS/share for the full year 2008 were RMB4.85 (US$0.71), compared to the basic and diluted net loss per ADS/share of RMB6.59 (US$0.90) for the full year 2007. Basic and diluted earnings per ADS/share computations for both 2008 and 2007 were based on a weighted average of approximately 35.0 million ADSs/shares outstanding.
Deferred Revenue. Deferred revenue as of December 31, 2008 was RMB21.4 million (US$3.1 million), compared to RMB32.5 million (US$4.5 million) as of December 31, 2007.
Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits amounted to RMB604.6 million (US$88.6 million) as of December 31, 2008, compared to RMB675.9 million (US$92.7 million) as of December 31, 2007. The decrease was mainly due to the investment in operating activities, purchases of investment securities and the acquisition of certain land use rights.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2008, which was RMB6.8225 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this earnings release are calculated based on Renminbi.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Beijing on May 15, 2009. This will be 8:00 p.m. on May 14, 2009 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-617-213-8895 and the passcode is 14362080. A live webcast of the conference call will be available on our website at http://www.ninetowns.com/english. A replay of the call will be available from 11:00 a.m. Beijing time on May 15, 2009 (11:00 p.m. in New York on May 14, 2009) through 11:00 a.m. on May 23, 2009 in Beijing (11:00 p.m. in New York on May 22, 2009) by telephone at +1-617-801-6888 and through http://www.ninetowns.com/english. The passcode to access the call replay is 30249984.

About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at http://www.ninetowns.com/english.
Forward-Looking Statements
Certain statements in this press release, including statements relating to the expected cash impairment charge, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
For more information, please contact:
Helen Wu
Investor Relations
Ninetowns Internet Technology Group
Company Limited
Tel: +86-10-6589-9287
Email: ir@ninetowns.com

Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel: +1-212-889-4350
Email: ninetowns@taylor-rafferty.com

Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Tel: +852-3196-3712
Email: ninetowns@taylor-rafferty.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2007, JUNE 30, 2008 AND DECEMBER 31, 2008
(In thousands, except share-related data)

	For the six months ended
	Dec. 31,	Dec. 31,	Jun. 30,	Jun. 30,	Dec. 31,	Dec. 31,
	2007	2007	2008	2008	2008	2008
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Total net revenues	57,787	7,922	51,004	7,436	56,009	8,209

Total cost of revenues	(15,285)	(2,095)	(14,347)	(2,092)	(17,859)	(2,618)

Gross profit	42,502	5,827	36,657	5,344	38,150	5,591

Selling and marketing expenses	(23,645)	(3,241)	(20,742)	(3,024)	(9,596)	(1,407)
General and administrative expenses	(49,100)	(6,731)	(44,372)	(6,469)	(51,264)	(7,514)
Research and development expenses	(17,054)	(2,338)	(16,026)	(2,336)	(11,673)	(1,711)

Allowance for doubtful accounts	(21,913)	(3,004)	(132)	(19)	(2,749)	(403)

Impairment of goodwill	(193,570)	(26,536)	—	—	(78,081)	(11,445)
Impairment of property and equipment	—	—	—	—	(4,339)	(636)
Impairment of intangible assets	—	—	—	—	(43,747)	(6,412)

Other operating income	640	88	—	—	—	—

Loss from operations	(262,140)	(35,935)	(44,615)	(6,504)	(163,299)	(23,937)

Interest income	5,063	694	3,160	461	3,866	567
Gain on sales of marketable equity securities	39,650	5,436	7,410	1,080	2,456	360
Gain from disposal of investment under cost method	—	—	—	—	2,187	321
Other income	—	—	62	9	296	43

Loss before income tax (provision)/benefit and minority interest	(217,427)	(29,805)	(33,983)	(4,954)	(154,494)	(22,646)

Income tax (provision)/benefit	(55)	(8)	958	140	12,424	1,821

Loss before minority interest	(217,482)	(29,813)	(33,025)	(4,814)	(142,070)	(20,825)

Minority interest	6,053	830	4,269	622	1,214	178

Net loss	(211,429)	(28,983)	(28,756)	(4,192)	(140,856)	(20,647)

Net loss per share:
Basic	(RMB6.05)	(US$0.83)	(RMB0.82)	(US$0.12)	(RMB4.02)	(US$0.59)
Diluted	(RMB6.05)	(US$0.83)	(RMB0.82)	(US$0.12)	(RMB4.02)	(US$0.59)

Weighted average number of shares used in computing net loss per share:
Basic	34,966,830	34,966,830	34,991,834	34,991,834	34,997,505	34,997,505
Diluted	34,966,830	34,966,830	34,991,834	34,991,834	34,997,505	34,997,505

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008
(In thousands, except share-related data)

	For the years ended Dec. 31
	2007	2007	2008	2008
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Total net revenues	103,458	14,183	107,013	15,686

Total cost of revenues	(22,857)	(3,133)	(32,206)	(4,721)

Gross profit	80,601	11,050	74,807	10,965

Selling and marketing expenses	(41,086)	(5,633)	(30,338)	(4,447)
General and administrative expenses	(86,334)	(11,835)	(95,636)	(14,018)
Research and development expenses	(32,003)	(4,387)	(27,699)	(4,060)

Allowance for doubtful accounts	(22,395)	(3,070)	(2,881)	(422)

Impairment of goodwill	(193,570)	(26,536)	(78,081)	(11,445)
Impairment of property and equipment	—	—	(4,339)	(636)
Impairment of intangible assets	—	—	(43,747)	(6,412)

Other operating income	1,015	139	—	—

Loss from operations	(293,772)	(40,272)	(207,914)	(30,475)

Interest income	13,885	1,903	7,026	1,030
Gain on sales of marketable equity securities	43,546	5,970	9,866	1,446
Gain from disposal of investment under cost method	—	—	2,187	321
Other income	—	—	358	52

Loss before income tax (provision)/benefit and minority interest	(236,341)	(32,399)	(188,477)	(27,626)

Income tax (provision)/benefit	(243)	(33)	13,382	1,961

Loss before minority interest	(236,584)	(32,432)	(175,095)	(25,665)

Minority interest	6,053	830	5,483	804

Net loss	(230,531)	(31,602)	(169,612)	(24,861)

Net loss per share:
Basic	(RMB6.59)	(US$0.90)	(RMB4.85)	(US$0.71)
Diluted	(RMB6.59)	(US$0.90)	(RMB4.85)	(US$0.71)

Weighted average number of shares used in computing net loss per share:
Basic	34,966,830	34,966,830	34,997,505	34,997,505
Diluted	34,966,830	34,966,830	34,997,505	34,997,505

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008
(In thousands)

	As of Dec. 31,
	2007	2007	2008	2008
	RMB	US$	RMB	US$
	(note)	(note)	(unaudited)	(unaudited)

ASSETS

Current assets:

Cash, cash equivalents and term deposits	675,863	92,652	604,642	88,625

Restricted cash	853	117	670	98

Investment in available-for-sale securities	10,962	1,503	10,024	1,469

Inventories	7,011	961	1,367	200

Trade receivable-net	37,446	5,134	33,943	4,975

Other current assets	18,359	2,517	7,119	1,043

Total current assets	750,494	102,884	657,765	96,410

Goodwill	78,081	10,705	—	—

Other non-current assets	342,605	46,966	295,560	43,322

TOTAL ASSETS	1,171,180	160,555	953,325	139,732

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Deferred revenue	32,472	4,452	21,392	3,136

Other current liabilities	44,111	6,047	29,946	4,389

Total current liabilities	76,583	10,499	51,338	7,525

Non-current liabilities:

Deferred tax liabilities	16,210	2,222	1,807	265

Total liabilities	92,793	12,721	53,145	7,790

Minority interest	5,483	752	—	—

Total shareholders’ equity	1,072,904	147,082	900,180	131,942

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,171,180	160,555	953,325	139,732

Note: The condensed balance sheet information is derived from the Company’s audited financial statements included in the annual report on Form 20-F.

Source: Ninetowns Internet Technology Group Company Limited